UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 9)

                          BUTLER MANUFACTURING COMPANY
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   123655 10 2
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [X] Rule 13d - 1(b)
                               [ ] Rule 13d - 1(c)
                               [ ] Rule 13d - 1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

CUSIP No. 123655 10 2       13G                                Page 2 of 5 Pages

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSONS; IRS IDENTIFICATION NO. OF ABOVE
    PERSONS (ENTITIES ONLY)
    Butler Manufacturing Company
    Individual Retirement Asset Account
    42-1279439
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (SEE INSTRUCTIONS)
                          (a) [ ]
                          (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
    Missouri
--------------------------------------------------------------------------------
               5  SOLE VOTING POWER
  NUMBER OF       -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   6  SHARED VOTING POWER
  OWNED BY        -0-
    EACH       -----------------------------------------------------------------
 REPORTING     7  SOLE DISPOSITIVE POWER
   PERSON         -0-
    WITH       -----------------------------------------------------------------
               8  SHARED DISPOSITIVE POWER
                  768,637
--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
    768,637
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES (SEE INSTRUCTIONS)
    [X] The Reporting Person disclaims beneficial ownership in all the shares in
        Row 9
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    12.29%
--------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
   EP
--------------------------------------------------------------------------------

                                                               Page 3 of 5 Pages

                                  SCHEDULE 13G
                        For Butler Manufacturing Company
                       Individual Retirement Asset Account


Item 1(a).  Name of Issuer:

            Butler Manufacturing Company

Item 1(b).  Address of Issuer's Principal Executive Offices:

            BMA Tower, Penn Valley Park (P.O. Box 419917)
            Kansas City, Missouri 64141-0917

Item 2(a).  Name of Person Filing:

            Butler Manufacturing Company
            Individual Retirement Asset Account

Item 2(b).  Address of Principal Business Office or, if None,
            Residence:

            BMA Tower, Penn Valley Park (P.O. Box 419917)
            Kansas City, Missouri 64141-0917

Item 2(c).  Citizenship:

            Missouri

Item 2(d).  Title of Class of Securities:

            Common Stock, No Par Value

Item 2(e).  CUSIP Number:  123655 10 2

Item 3. If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (f) Employee  Benefit Plan or Endowment Fund in accordance with Rule
                13d-1(b)(1)(ii)(F)

                                                               Page 4 of 5 Pages

Item 4.     Ownership.

            The following information is provided as of December 31, 2000:

            (a) Amount Beneficially Owned:

                768,637

            (b) Percent of Class:

                12.29%

            (c) Number of Shares as to Which Such Person has:

                (i)   Sole Voting Power to Vote or to Direct the Vote:

                      -0-

                (ii)  Shared Power to Vote or Direct the Vote:

                      -0-

                (iii) Sole Power to Dispose or to Direct the Disposition of:

                      -0-

                (iv)  Shared Power to Dispose or to Direct the Disposition of:

                      768,637

            The reporting person disclaims beneficial ownership in all of the above-referenced shares.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            The  shares  are  held  by  the   reporting   person  on  behalf  of
            Participants  of  the  Butler   Manufacturing   Company   Individual
            Retirement Asset Account.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

            Not applicable

                                                               Page 5 of 5 Pages

Item 8.     Identification and Classification of Members of the Group.

            Not applicable

Item 9.     Notice of Dissolution of Group.

            Not applicable

Item 10.    Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           BUTLER MANUFACTURING COMPANY
                                           INDIVIDUAL RETIREMENT ASSET ACCOUNT



Date January 25, 2001                      By: /s/ John W. Huey
                                                   John W. Huey,
                                                   Secretary,
                                                   Administrative Committee


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